

Mail Stop 3720

April 3, 2017

Saar Koursh
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 5621617, Israel

      Re: Magal Security Systems Ltd.
               Registration Statement on Form F-3
               Filed March 31, 2017
               File No. 333-217063

Dear Mr. Koursh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, or me, at (202) 551-3810, with any questions.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications